SECURITIES AND EXCHANGE COMMISSION

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PUBLIC
ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC Mail Processing Section
MAR 20 2015
Washington DC
404

SEC FILE NUMBER
8-69299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/30/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BFIM Securities, LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Arch Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael H. Gladstone 617-488-3488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick, LLP
(Name – *if individual, state last, first, middle name*)

7501 Wisconsin Avenue Suite 400E (Address) Bethesda (City) MD (State) 20814 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/23/15

OATH OR AFFIRMATION

I, Michael H. Gladstone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BFIM Securities, LP, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN ROSA
MY COMMISSION EXPIRES AUGUST 20, 2015
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

[signature]
Signature

CEO/CCO
Title

Susan Rosa
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the General Partner
BFIM Securities, LP
Boston, Massachusetts

We have audited the accompanying statement of financial condition of BFIM Securities, LP (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. BFIM Securities, LP's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BFIM Securities, LP as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

CohnReznick LLP

Bethesda, Maryland
February 25, 2015

BFIM Securities, LP

STATEMENT OF FINANCIAL CONDITION
December 31, 2014

Assets

Cash	$	93,872
Accounts receivable, affiliate		165,275
Prepaid expenses		4,805
Total Assets	$	263,952

Liabilities and Partners' Capital

Accounts payable and accrued expenses	$	16,154
Commissions payable		136,844
Total liabilities		152,998
Partners' capital		110,954
Total Liabilities and Partners' Capital	$	263,952

See accompanying notes to the statement of financial condition

NOTE 1 – DESCRIPTION OF THE COMPANY

BFIM Securities, LP (the "Company") formed on May 21, 2013 and is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority (FINRA). The Company engages in the private placement of securities, mergers & acquisitions advisory services, corporate finance & development services, and investment banking advisory services. The Company received its FINRA approval for membership on April 30, 2014. The Company is claiming exemption from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable and Bad Debts:

Accounts receivable are reported net of an allowance for doubtful accounts. Management's estimate of the allowance is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that management's estimate of the allowance will change. Management has determined that no allowance is necessary as of December 31, 2014.

Estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 - RELATED PARTY TRANSACTIONS

Boston Financial Investment Management, LP ("BFIM"), as the parent company, has agreed to pay certain expenses on behalf of the Company as outlined in the Expense Sharing Agreement. Such expenses include rent, utilities, payroll, and other G&A type costs. Under the terms of the agreement, the Company is under no obligation to repay BFIM for these costs. These costs are recorded on a separate schedule of costs. The Company is directly responsible for certain expenses outlined in the Expense Sharing Agreement, including FINRA related costs, SIPC, annual audit, FINOP and consulting costs.

NOTE 3 - RELATED PARTY TRANSACTIONS (CONTINUED)

The Company has entered into Dealer Agreements with certain Funds which BFIM syndicates. Under these agreements, the Company is appointed by the Fund as a non-exclusive broker-dealer on behalf of the Fund for the purpose of introducing the Fund to prospective corporate investors to purchase equity interests therein. The Company is entitled to receive an advisory fee as compensation for its services. Subsequently a commission is paid to an affiliated registered representative in connection with the advisory fees earned by the Company. During the period ended December 31, 2014, the Company has earned $165,275 of advisory fees, all of which remains receivable at December 31, 2014. During the period ended December 31, 2014, the Company has recognized $136,844 of commission expense, all of which remains payable at December 31, 2014.

NOTE 4 – FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank accounts, the balances of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions.

NOTE 5 – NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of a minimum net capital of 12.5% of aggregate indebtedness (during the first 12 months of membership), as defined or $5,000, whichever is greater. At December 31, 2014, the Company had net capital of $77,718 which was $58,593 in excess of its required net capital of $19,125.

The ratio of aggregate indebtedness to net capital as of December 31, 2014 was 1.9 to 1 which is within regulatory requirement (less than 8 to 1 for first 12 months of operations).

NOTE 6 – CONCENTRATION OF REVENUE

During the year ended December 31, 2014, 92% of advisory fee revenue was earned from one Fund.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 25, 2015, the date the financial statements were available to be issued. Based on this evaluation, no disclosures or adjustments were required to the financial statements as of December 31, 2014.

BFIM Securities, LP

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF DECEMBER 31, 2014

BFIM Securities, LP

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